

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2007

Mr. Thomas Cawley
Chief Financial Officer
Peet's Coffee & Tea Inc.
1400 Park Avenue
Emeryville, California 94608

> **RE:**   **Peet's Coffee & Tea Inc.**
> **Annual Report on Form 10-K**
> **Filed April 2, 2007**
> **Schedule 14A filed on April 11, 2007**
> **File No. 0-32233**

Dear Mr. Cawley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Objectives of Our Compensation Program, page 8

1.   Identify the "other companies" you reference in the first bullet. If these are identified elsewhere in the filing, provide a cross-reference to that disclosure.

Base Salary, page 9

2.   Identify or describe the variety of "factors" used by the Compensation Committee to evaluate 2006 performance. If these are identified elsewhere in the filing, provide a cross-reference to that disclosure.

Equity Compensation, page 9

3.   Indicate the companies that comprise the benchmark peer group used for determining the target incentive percentage. If these are identified elsewhere in the filing, provide a cross-reference to that disclosure.

4.   Indicate the annual performance objectives that were applied in 2006 for accelerating the bonus option grants accelerated for the CEO and other named executive officer's 2005 bonus. If these are identified elsewhere in the filing, provide a cross-reference to that disclosure.

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter with that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael E. Karney at (202) 551-3847 if you have any questions on these comments or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney